FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number 001-15214

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110 - 12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____                                                                                                                                                                                                                                                                                                                          Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

99.1

The Management Proxy Circular of the Registrant dated March 9, 2015 (excluding the “Performance Graph”, which shall be deemed not to be incorporated by reference) and the Notice of Annual Meeting filed as part of Exhibit 99.1 to this Form 6-K are hereby filed for the purpose of being and hereby are incorporated by reference into the Registrant’s registration statements filed under the Securities Act of 1933, as amended

	Form	Registration No.
	S-8	333-72454
	S-8	333-101470
	F-10	333-200773

99.2

The Form of Proxy of the Registrant is hereby furnished, not filed, and will not be incorporated by reference in any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:	/s/ Maryse St.-Laurent
Maryse St.-Laurent
Vice-President Legal and
Corporate Secretary

Date: March 9, 2015

EXHIBIT INDEX

99.1	TransAlta Corporation’s Notice of Annual Meeting and Management Proxy Circular dated March 9, 2015 (only those portions as described in the body of this report are being filed).

99.2

TransAlta Corporation’s Form of Proxy for its 2015 Annual Meeting of Shareholders is hereby furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.